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Exhibit 99--Excerpts from ASA Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 1998.



1. Excerpt from Part I, Item 1, numbered pages 20- 21, of ASA Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 1998, "Factors That May Affect Future Performance--Risks Relating to Year 2000 Issues".

         "The Year 2000 issue refers generally to the data structure and processing problems that may prevent systems from properly processing date-sensitive information when the year changes to 2000. The Year 2000 problem could result in system failures or miscalculations, causing disruptions of a company's operations. As a result, in less than a year, certain information technology ("IT") and non-IT systems may need to be upgraded to address Year 2000 problems. IT and non-IT systems are critical to the Company's operations. The Company believes completed and planned modifications and conversions of its internal systems and equipment will allow it to resolve material problems created by the Year 2000 issue in a timely manner. However, there can be no assurance that the Company's systems will properly address Year 2000 issues prior to December 31, 1999, or that the failure of any such system will not have a material adverse effect on the Company's business, operating results and financial condition. To the extent the Year 2000 problem has a material adverse effect on the business, operations or financial condition of third parties with whom the Company has material relationships, such as Delta, vendors, suppliers and customers, the Year 2000 problem could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, customers may alter their travel arrangements at the end of 1999 and the beginning of 2000 due to concerns regarding risks and problems related to flying at the turn of the millennium. To the extent travelers are reluctant to fly during fourth quarter 1999 and first quarter 2000, the Year 2000 issue could have a material adverse effect on the Company's business, results of operations and financial condition."



2. Excerpt from Part II, Item 7, numbered pages 34-36, of ASA Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 1998, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000".

Year 2000

         The Year 2000 issue refers generally to the data structure and processing problem that may prevent systems from properly recognizing dates after the year 1999. The Year 2000 issue affects information technology ("IT") systems, such as computer programs and various types of electronic equipment that process date information by using only two digits rather than four digits to define the applicable year, and thus may recognize a date using "00" as the year 1900 rather than the year 2000. The issue also affects some non-IT systems, such as devices which

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rely on a microcontroller to process date information. The Year 2000 issue could result in system failures or miscalculations, causing disruptions of a company's operations.

The Company's State of Readiness

         The Company has implemented a Year 2000 compliance program designed to ensure that the Company's computer systems and applications will function properly beyond 1999. The Company's Year 2000 compliance program has four phases: (1) identification, (2) assessment (including prioritization), (3) remediation (including modification, upgrading, replacement and testing by third parties) and (4) contingency planning.

         Safety of Flight Systems. The Company has completed its review of the impact of Year 2000 issues on its aircraft fleet and onboard flight support systems (including a review of both IT and non-IT systems) and has determined that there are no safety-of-flight issues with respect to such systems. The Company has completed the identification phase with respect to the review of its onboard flight management systems, which maximize operating efficiency but are not essential to the safe operation of flights, and expects to complete the assessment phase during second quarter 1999 and the remediation phase during third quarter 1999. The Company also uses ground-based, safety-related computer systems and equipment which are vital to the maintenance of aircraft and the control of flight operations. The Company has completed the remediation phase with respect to such systems and equipment.

         Internal Business Systems. The Company's material internal business systems and equipment include computer hardware, software and related equipment, which are essential for flight scheduling and seat inventory management, finance systems (such as revenue management, revenue accounting and payroll) and other functions (such as internal voice and data communications, aircraft ground handling and baggage handling). The Company has completed the identification phase, and has started the assessment phase, for all of its material internal business systems and equipment. The assessment phase and the remediation phase with respect to such systems and equipment are expected to be completed during the second quarter 1999.

         Year 2000 Issues Relating to Third Parties. The Company is reviewing, and has initiated formal communications with, third parties which provide goods or services which are essential to its operations in order to determine the extent to which the Company is vulnerable to any failure by such material third parties to remediate their respective Year 2000 problems and resolve such problems to the extent practicable. These entities include other airlines, suppliers of infrastructure systems critical to the airline industry (such as the air traffic control and related systems of the U.S. Federal Aviation Administration and international aviation authorities, the U.S. Department of Transportation and local airport authorities), and suppliers of aircraft fuel, utilities and communication services. The Company has completed the identification phase, and has started the assessment phase, with respect to such third-party systems. The assessment phase and the remediation phase with respect to such third-party systems are expected to be completed during the second and third quarter 1999, respectively.


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         To the extent the Year 2000 problem has a material adverse effect on
Delta's business, operations or financial condition, such Year 2000 problem could have a material adverse effect on the Company's business, results of operations and financial condition. Delta leases reservation equipment and terminal facilities to the Company, and provides certain services to the Company, including reservation and ground handling services. The Company has had formal communications with Delta regarding its Year 2000 compliance program and expects to complete the assessment and remediation phases with respect to Delta's systems at the same time it completes such phases with respect to other material third-party systems.

Costs to Address the Company's Year 2000 Issues

         The Company estimates that the total cost of achieving Year 2000 readiness for its internal systems and equipment will be less than $1.0 million. However, the Company's Year 2000 compliance program is an ongoing process involving continual evaluation and may be subject to change in response to new developments, which may result in increased costs.

The Company's Contingency Plans

         The Company is revising its existing business interruption contingency plans to address internal and external issues specific to the Year 2000 problem, to the extent practicable. Such revisions are expected to be completed by third quarter 1999. These plans, which are intended to enable the Company to continue to operate to the extent that it can do so safely, include performing certain processes manually; repairing or obtaining replacement systems; and changing suppliers. The Company believes, however, that due to the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one which will require further modifications as the Company obtains additional information regarding the Company's internal systems and equipment during the assessment and remediation phases of its Year 2000 program and the status of third-party Year 2000 readiness.

The Risks of the Company's Year 2000 Issues

         The Company believes completed and planned modifications and conversions of its internal systems and equipment will allow it to resolve material problems created by the Year 2000 issue in a timely manner. However, there can be no assurance that the Company's systems will properly address Year 2000 issues prior to December 31, 1999, or that the failure of any such system will not have a material adverse effect on the Company's business, operating results and financial condition. In addition, to the extent the Year 2000 problem has a material adverse effect on the business, operations or financial condition of third parties with whom the Company has material relationships, such as Delta, vendors, suppliers and customers, the Year 2000 problem could have a material adverse effect on the Company's business, results of operations and financial condition. While the Company does not currently expect any significant modification of its operations in response to the Year 2000 issue, in a worst case scenario the Company could be required to alter or curtail its operations significantly."